SECURITIES AND EXCHANGE COMMISSION

04002052

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PROCESSED
MAR 17 2004
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enterprise Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3343 Peachtree Road, N.E., Suite 450
(No. and Street)

Atlanta, GA 30326
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip G. Goff 404-261-1116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

10 Tenth Street, Atlanta, GA 30309
(Address) (City) (State) (Zip Code)

RECEIVED
FEB 24 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Phillip G. Goff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enterprise Fund Distributors, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

VEATRICE AGGISON
My Commission Expires
Jan 22nd, 2008

Notary Public

Signature

SR VP/ CFO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENTERPRISE FUND DISTRIBUTORS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Stockholder and Board of Directors of
Enterprise Fund Distributors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Enterprise Fund Distributors, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 11, 2004

Enterprise Fund Distributors, Inc.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$ 12,685,408
Receivable from mutual funds	341,244
Receivable from broker-dealers and clearing organization	79,545
Investment securities, available-for-sale	1,000,000
Deferred sales commissions, net of accumulated amortization of $46,869,074	31,634,043
Other assets	203,936
Total assets	$ 45,944,176

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 615,472
Accrued compensation and benefits	665,407
Payable to broker-dealers	3,305,960
Payable to Parent	1,866,156
Payable to mutual funds	37,386
Deferred income taxes	5,119,849
Total liabilities	11,610,230
Commitments & contingencies	
Stockholder's equity:	
Common stock, $1 par value; 2,000 shares authorized 1,000 shares issued and outstanding	1,000
Additional paid-in capital	61,706,135
Accumulated deficit	(27,373,189)
Total stockholder's equity	34,333,946
Total liabilities and stockholder's equity	$ 45,944,176

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Statement of Operations
for the year ended December 31, 2003

Revenues:	
Mutual fund distribution fees	$ 26,586,216
Commissions and mutual fund sales fees	1,970,165
Interest and dividend income	3,374
Total revenues	28,559,755
Expenses:	
Commissions and fees to brokers and affiliates	24,657,418
Employee compensation and benefits	9,174,564
Advertising and promotions	3,069,645
General and administrative	340,454
Total expenses	37,242,081
Loss before income taxes	(8,682,326)
Income tax benefit	1,026,919
Net loss	$ (7,655,407)

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Statement of Changes in Stockholder's Equity
for the year ended December 31, 2003

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, December 31, 2002	1,000	$ 1,000	$ 22,494,559	$ (19,717,782)	$ 2,777,777
Contribution from Parent	-	-	39,211,576	-	39,211,576
Net loss	-	-	-	(7,655,407)	(7,655,407)
Balance, December 31, 2003	1,000	$ 1,000	$ 61,706,135	$ (27,373,189)	$ 34,333,946

The accompanying notes are an integral part of these financial statements

Enterprise Fund Distributors, Inc.
Statement of Cash Flows
for the year ended December 31, 2003

Cash flows from operating activities:	
Net loss	$ (7,655,407)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of deferred sales commissions	3,285,918
Deferred income taxes	(1,006,245)
Changes in operating assets and liabilities:	
Increase in receivable from mutual funds	(317,985)
Increase in deferred sales commissions	(1,708,385)
Decrease in receivable from broker-dealers	181,854
Increase in other assets	(62,209)
Increase in accounts payable and accrued expenses	96,425
Increase in payable to broker-dealers	942,980
Increase in payable to Parent	865,687
Net cash used in operating activities	(5,377,367)
Cash flows from investing activities:	
Purchase of investments available-for-sale	(1,000,000)
Net cash used in investing activities	(1,000,000)
Cash flows from financing activities:	
Contribution from Parent	6,000,000
Funding of deferred tax liability from Parent	6,126,094
Net cash provided by financing activities	11,612,150
Net increase in cash and cash equivalents	5,748,727
Cash and cash equivalents, beginning of year	6,936,681
Cash and cash equivalents, end of year	$ 12,685,408
Supplemental disclosures of cash flow information:	
Cash received during the year	
Income tax benefits received from Parent	$ 2,238,249
Supplemental schedule – non cash financing	
Contribution of deferred sales commission asset from Parent	$ 33,211,576

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business:

Enterprise Fund Distributors, Inc. ("EFD") is a wholly owned subsidiary of Enterprise Capital Management, Inc. ("ECM"), which is a wholly owned subsidiary of MONY Life Insurance Company ("MONY"). EFD is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). EFD is the distributor for The Enterprise Group of Funds, Inc. ("EGF") and Enterprise Global Funds plc ("EGF plc"), a family of mutual funds sponsored by ECM. A serious downturn in EGF's and EGF plc's performance or a significant decrease in the number of EGF's investors would affect operating results adversely.

On September 17, 2003, AXA Financial, Inc. ("AXA Financial"), AIMA Acquisition Co. and The MONY Group Inc. ("MONY") entered into an Agreement and Plan of Merger providing for the acquisition of MONY by AXA Financial ("AXA/MONY Merger"). MONY is the parent company of ECM. The AXA/MONY Merger is contingent upon approval by the shareholders of MONY. If the AXA/MONY Merger is consummated, the investment advisory agreements between ECM and each of EAT and EGF will automatically terminate due to the change in control of ECM and will require the shareholders of EGF and EAT to approve new investment advisory agreements. On February 11, 2004, the Board of Directors of EGF will consider a resolution to approve the change in control of ECM from MONY to AXA Financial, allowing ECM to continue as investment advisor to EGF. This change of control will require the approval of the shareholders of EGF and the approval of acquisition by MONY shareholders.

On January 13, 2004, the Board of Trustees of EAT approved a resolution to merge EAT into the EQ Advisors Trust, a registered investment company managed by The Equitable Life Assurance Society of the United States, a subsidiary of AXA Financial. This merger and change in investment advisor will require the approval of the shareholders of EAT.

2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

EFD considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. Substantially all cash is on deposit with one financial institution.

Securities Owned

Securities transactions are recorded on the trade date and are valued at market value.

Sales Commission Payments

EGF sells Class B and C shares, which are subject to a contingent deferred sales charge ("CDSC"). At the time of sale, the Company pays commissions to broker/dealers for sales of EGF Class B and C shares. Class B commissions paid are deferred and amortized on the lesser of six years straight-line, or the period during which related distribution fees and CDSC revenues are earned. Management evaluates recoverability through ongoing estimates of future revenues from Class B shares. Class C share commissions are expensed when paid.

Income Taxes

EFD and ECM file a consolidated Federal income tax return with MONY. EFD files a separate state income tax return. The benefit for Federal income tax is computed on the basis of EFD filing separate Federal income tax returns. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financials statements for charges in deferred tax liabilities or assets between years.

Recognition of Revenues

Distribution fees and investment and dividend income are accrued as earned. Underwriting commissions related to the sale of EGF fund shares are recorded on the trade date.

Advertising and Promotion

Costs of advertising and promotion are expensed as the advertising appears in the media.

3. Related Party Transactions:

Transactions with the Funds

EGF and EGF plc have distribution agreements with EFD. Each portfolio of EGF and EGF plc pays EFD a distribution fee, for which EFD provides distribution services. For the year ended December 31, 2003, EFD earned $26,452,518 in mutual fund distribution fee income from EGF and EGF plc, and $133,698 in shareholder servicing fees from EGF plc.

Transactions with the Parent

ECM provides management, data processing, accounting and other services for EFD. EFD is not charged for nor is legally liable for these services. Accordingly, the financial statements may not necessarily be indicative of the financial condition and the results of operations that would have existed if EFD had been operated as an unaffiliated corporation.

Prior to September 30, 2003, EFD and ECM had entered into an agreement whereby ECM advanced commissions on the sales of EGF's Class B shares to broker/dealers in exchange for excess distribution fees applicable to EGF's Class B shares and an assignment of the right to receive any contingent deferred sales charge to ECM. Included in commissions and fees to brokers and affiliates is $5,132,647 of distribution fees paid to ECM for the year ended December 31, 2003.

On September 30, 2003, the above agreement was terminated and EFD received a contribution of capital from ECM in the form of the deferred sales commission asset in the amount of $33,211,576. ECM also funded the permanent tax difference that would have resulted upon EFD amortizing the deferred sales commission asset for benefits previously received by ECM. Such funding amounted to $5,612,150 and was recorded as a deferred tax liability on the books of EFD at September 30, 2003.

4. Income Taxes:

The following reconciles the income tax benefit at the statutory rate and the actual income tax benefit:

		2003
Taxes at statutory Federal income tax rate	$	(3,038,813)
State income taxes, net of Federal benefit		(84,790)
Meals and entertainment		116,260
Tax settlements /accrual adjustments		1,937,022
Other, net		43,402
Total benefit	$	(1,026,919)

The income tax benefit for the year ended December 31, 2003 comprised of the following:

		2003
Current:		
Federal	$	(2,173,331)
State		2,152,657
Deferred		(1,006,245)
Total benefit	$	(1,026,919)

The major components of the net deferred tax liability as of December 31, 2003 are as follows:

		2003
Deferred taxes - noncurrent:		
Deferred tax liability – Deferred commissions	$	(5,119,849)
Deferred tax asset – State taxes		135,934
Deferred tax allowance – State taxes		(135,934)
Net deferred tax liability	$	(5,119,849)

The difference between the federal statutory tax rate of 35 percent and the Company's effective tax rate of 11.8 percent for the year ended December 31, 2003 is primarily due to state taxes and a charge of $1,623,133 to reimburse ECM for the previous tax benefit payments received from ECM for the tax years 2000 to 2003 as a result of ECM filing amended returns during the year ended December 31, 2003 whereby ECM no longer utilized the prior benefits from tax losses generated by EFD, because EFD is no longer consolidated in ECM's tax return.

5. Commitments and Contingencies:

In the normal course of business, EFD enters into contracts that contain a variety of representations and warranties and which provide general indemnification. EFD's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against EFD that have not yet occurred. However, based on experience, EFD expects the risk of loss to be remote.

6. Regulatory Requirements:

EFD is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, EFD's net capital under the rule was $2,092,864, which exceeded the net capital requirement of $773,995 by $1,318,869 and its aggregate indebtedness to net capital was 5.55 to 1. At December 31, 2003, EFD qualified for exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided in subparagraph (k)(1). At December 31, 2003, EFD had no liabilities subordinated to claims of general creditors.

Enterprise Fund Distributors, Inc.
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2003

Net Capital:		
Total stockholder's equity per financial statements	$	34,333,946
Less:		
Non-allowable assets:		
Receivables		386,463
Prepaid expenses		200,576
Deferred sales commissions		31,634,043
Total non-allowable assets		32,221,082
Net capital before haircuts on securities positions		2,112,864
Haircuts on securities:		
Money Market fund		20,000
Total haircuts on securities		20,000
Net capital		2,092,864
Minimum net capital required		773,995
Excess net capital	$	1,318,869
Aggregate indebtedness	$	11,609,930
Ratio of aggregate indebtedness to net capital		5.55

There are no material differences between this computation of net capital and that filed by the Company on Securities and Exchange Commission Form X-17A-5 at December 31, 2003.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

To the Stockholder and Board of Directors of
Enterprise Fund Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Enterprise Fund Distributors, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 11, 2004